EXHIBIT 99.1

News Release dated July 14, 2015, Suncor Energy begins radio frequency pilot at Dover site

News Release

FOR IMMEDIATE RELEASE

Suncor Energy begins radio frequency pilot at Dover site

Waterless extraction technology has the potential to significantly reduce greenhouse gas emissions and other environmental impacts

Calgary, Alberta (July 14, 2015) — Suncor Energy, along with its partners in the project, today announced the first radio frequency pilot for oil recovery within an in situ reservoir. The technology, Enhanced Solvent Extraction Incorporating Electromagnetic Heating (ESEIEH, pronounced “easy”), uses radio frequency to heat the reservoir and adds a solvent which facilitates the movement of the bitumen to the surface.

The ESEIEH project partners are Devon, Nexen Energy ULC, Suncor, Harris Corporation, with funding in part from the Climate Change and Emissions Management Corporation (CCEMC). The technology will be tested at Suncor’s Dover test site, north of Fort McMurray, Alta.

“The ESEIEH technology, if successful and commercially viable, has the potential to improve economic and environmental performance in the oil sands by eliminating the need for water at in situ operations, reducing greenhouse gas emissions and decreasing our environmental footprint,” says Gary Bunio, general manager of oil sands strategic technology, Suncor.

“The partners are working together on a new technology that has the potential for significant economic and environmental advantages over traditional extraction processes,” says Brian Blakey, vice president and general manager of energy solutions, Harris. “The new technology benefits from Harris’ leadership in radio frequency science and engineering.”

The group has been collaborating on this technology since 2011 with initial physical testing of the technology in 2012 at Suncor’s Steepbank mine facility. Testing will now begin at an in situ reservoir for approximately 24 months.

About ESEIEH

ESEIEH has the potential to eliminate the need for water at in situ operations by applying Harris’ patent pending antenna technology to heat the oil sands electrically with radio waves. A hydrocarbon solvent is then injected to dilute and mobilize the bitumen with minimal energy requirements, so that it can be produced to the surface and transported for further processing. By reducing the energy required and eliminating the need for water, the ESEIEH process is expected to improve environmental performance, increase efficiency and reduce capital expenditures. This transformative technology has the potential to significantly reduce greenhouse gas emissions from in situ bitumen production.

Certain statements in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). All forward-looking statements are based on Suncor’s current expectations, estimates, projections, beliefs and assumptions based on information available at the time the statement was made and in light of Suncor’s experience and its perception of historical trends.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

Forward-looking statements in this news release include our expectation that ESEIEH has the potential to significantly reduce greenhouse gas emissions and other environmental impacts as well as improve economic and environmental performance in the oil sands by eliminating the need for water, reducing greenhouse gas emissions and decreasing our environmental footprint and that testing in relation to the project will now begin and last for approximately 24 months. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to our company. Suncor’s actual results may differ materially from those expressed or implied by our forward-looking statements and you are cautioned not to place undue reliance on them.

Suncor’s Management’s Discussion and Analysis and Earnings Release dated April 29, 2015 and its most recently filed Annual Information Form/Form 40-F, Annual Report to Shareholders and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference.

Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, or come and See what Yes can do.

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